UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ◻	No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ◻	No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻	No ⌧

On April 29, 2022, Itaú Corpbanca published a press release announcing its Management Discussion & Analysis Report for the quarter ended March 31, 2022. The press release and Itaú Corpbanca’s Management Discussion & Analysis Report for the quarter ended March 31, 2022 are attached hereto as Exhibit 99.1.

On May 10, 2022, Itaú Corpbanca published on its website its results as of and for the four-month periods ended April 30, 2022 and 2021, which are attached hereto as Exhibit 99.2.

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EXHIBIT INDEX

Exhibit	Description
99.1	Itaú Corpbanca’s press release and Management Discussion & Analysis Report for the quarter ended March 31, 2022.
99.2	Itaú Corpbanca’s results as of and for the four-month periods ended April 30, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: May 11, 2022.